August 22, 2024

Bryan Kobel
Chief Executive Officer
TC BioPharm (Holdings) plc
c/o Business Filings, Inc.
108 West 13th Street
Wilmington, Delaware 19801

       Re: TC BioPharm (Holdings) plc
           Registration Statement on Form F-1
           Filed August 16, 2024
           File No. 333-281613
Dear Bryan Kobel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen Cohen, Esq.